EXHIBIT 99.1

Notice Regarding Issuance of Stock-Compensation-Type Stock Options (Stock Acquisition Rights)

TOKYO, June 25, 2014 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ," the "Company") (Nasdaq:IIJI) (TSE1:3774) announced that IIJ's Board of Directors today resolved that stock-compensation-type stock options (Stock Acquisition Rights) be issued to Directors (excluding Part-time and Outside Directors) and Executive Officers of IIJ, in accordance with the provisions of Articles 236 Paragraph 1, Article 238 Paragraph 1 and 2 and Article 240 Paragraph 1 of the Company Law, as follows.

1. The reason for issuing the Stock Acquisition Rights as Stock Options

The purposes of issuing the Stock Acquisition Rights as Stock Options for Directors (excluding Part-time and Outside Directors) and Executive Officers of IIJ are to further promote their motivation and incentives to contribute to the enhancement of the mid- to long-term continuous business performance and corporate value.

2. Details of Issuance of Stock Acquisition Right

(1) Name of the stock acquisition rights

Internet Initiative Japan Inc. Stock Acquisition Rights (4th series)

(2) Maximum number of stock acquisition rights: 189

The maximum number as described above is the number of planned allotments. If the maximum number of the stock acquisition rights to be allotted is decreased due to no subscription for some of the rights, etc, then the maximum number of the stock acquisition rights to be issued shall be equal to the maximum number of the stock acquisition right to be allotted.

(3) Class and number of shares to be issued upon exercise of stock acquisition rights

The class of shares to be issued upon exercise of stock acquisition rights shall be common stock of IIJ. The number of shares to be issued upon exercise of each stock acquisition right (hereinafter referred as "Number of Shares Granted") shall be two hundred (200). However, in case the Company carries out a share split or share consolidation after the date of allotment of the stock acquisition rights (hereinafter referred to as the "Allotment Date") as defined in (13), the Number of Shares Granted shall be adjusted according to the following formula, with the resulting fractions of less than one (1) share occurring upon such adjustment rounded down.

Number of Shares		Number of Shares		Ratio of share split
Granted after	=	Granted before	×	or share consolidation
adjustment		adjustment

In the case of a share split, the Number of Shares Granted after adjustment shall apply from the day after the record date of the said share split. Whereas, in the case of a share consolidation, the Number of Shares Granted after adjustment shall apply from the day the share consolidation becomes effective. Provided, however, that in cases where the Company conducts a share split conditional on approval at a General Meeting of Shareholders of the Company of a proposal to reduce surplus and increase capital stock and capital reserve, and the record date for the share split shall be the day prior to the day on which said shareholders' meeting closes, the Number of Shares Granted after adjustment shall retroactively apply from the day after the day the applicable shareholders' meeting closes and the day following the applicable record date.

In case the Company carries out a merger, demerger or the like that makes it necessary to adjust the Number of Shares Granted, the Company may make appropriate adjustment to the Number of Shares Granted within a reasonable range.

(4) Value of assets to be contributed upon exercise of stock acquisition rights

The value of assets to be contributed upon exercise of stock acquisition rights shall be determined by multiplying the price to be paid per share upon exercise of each stock acquisition right (the "exercise price") by the Number of Shares Granted, and the exercise price shall be one (1) yen.

(5) Exercise period of stock acquisition rights
From July 11, 2014 to July 10, 2044

(6) Matters concerning increase in capital stock and capital reserve by the issuance of shares upon exercise of stock acquisition rights

1) Amount of increase in capital stock by issuing shares upon exercise of stock acquisition rights shall be half of the upper limit of capital increase as calculated pursuant to the provisions of Article 17, Paragraph 1 of the Ordinance for Corporate Accounting, with the resulting fractions of less than one (1) yen occurring upon such calculation shall be rounded up to the nearest yen.

2)  Amount of increase in capital reserve by issuing shares upon exercise of stock acquisition rights shall be the upper limit of capital increase as described in 1) above less the amount of increase in capital set out therein.

(7) Restriction on acquisition of stock acquisition rights by transfer

Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

(8) Conditions for acquisition of stock acquisition rights

In case that a resolution for the approval of any of the proposals 1) or 2) below is adopted at the General Meeting of Shareholders of the Company (or at a meeting of the Board of Directors of the Company if resolution at a General Meeting of Shareholders is not required), the Company may acquire the stock acquisition rights as at the date specifically determined by the Board of Directors of the Company without contribution.

1) Proposal for approval of a merger agreement under which the Company shall be merged

2) Proposal for approval of a share exchange agreement or share transfer plan under which the Company shall be a wholly-owned subsidiary

(9) Matters concerning the details of the issuance of stock acquisition rights undergoing Organizational Restructuring

In the event the Company merges (limited to cases wherein the Company becomes a dissolving company), performs an absorption-type demerger or an incorporation-type demerger (only if the Company becomes the split company), or conducts a share exchange or a share transfer (only if the Company becomes a wholly-owned subsidiary) (hereinafter collectively referred to as "Organizational Restructuring"), stock acquisition rights of a corporation described in Article 236, Paragraph 1, Items 8.1 through 8.5 of the Corporation Law of Japan (hereinafter "Restructured Company") shall be granted to each Stock Acquisition Right Holder remaining unexercised (hereinafter "Remaining Stock Acquisition Rights") immediately before the date when Organizational Restructuring takes effect (refers to the date when absorption-type merger takes effect, the date on which the company incorporated through the incorporation-type merger, the date when absorption-type demerger takes effect, the date on which the company incorporated through the incorporation-type demerger, the date when share exchange takes effect, or the date when the wholly-owning parent company is established by share transfer). However, the foregoing shall apply only to cases in which the delivery of stock acquisition rights of the Restructured Company according to the following conditions is stipulated in the absorption-type merger agreement, the incorporation-type merger agreement, the absorption-type demerger agreement, the incorporation-type demerger plan, the share exchange agreement or the share transfer plan.

1) Number of stock acquisition rights of the Restructured Company to be delivered

The Company shall deliver stock acquisition rights, the number of which shall equal the number of stock acquisition rights held by the holder of the Remaining Stock Acquisition Rights.

2) Class of shares of the Restructured Company to be issued upon exercise of stock acquisition rights

Common stock of the Restructured Company

3) Number of shares of the Restructured Company to be issued upon exercise of stock acquisition rights

To be decided according to (3) above after taking into consideration the conditions etc. of the Organizational Restructuring.

4) Value of the assets to be contributed upon exercise of stock acquisition rights

The value of the assets to be contributed upon exercise of each stock acquisition rights shall be the amount obtained by multiplying the amount to be paid after restructuring as stipulated below, and the number of shares of the Reorganized Company to be issued upon exercise of the stock acquisition rights as determined in accordance with 3) above. The amount to be paid after restructuring shall be one (1) yen per share of the Restructured Company that can be granted due to the exercise of each stock acquisition right that is to be granted.

5) Exercise period of stock acquisition rights

Starting from the later of either the commencement date of the exercise period of stock acquisition rights as stipulated in (5) above, or the date on which the Organizational Restructuring becomes effective and ending on the expiration date for the exercise of stock acquisition rights as stipulated in (5) above.

6) Matters concerning increase in capital stock and capital reserve to be increased by the issuance of shares upon exercise of stock acquisition rights

To be determined in accordance with (6) above.

7) Restriction on acquisition of stock acquisition rights by transfer

Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Restructured Company.

8) Conditions for acquisition of stock acquisition rights

To be determined in accordance with (8) above.

9) Other terms and conditions of exercising stock acquisition rights

To be determined in accordance with (11) below.

(10) Rules pertaining to fractions of less than one (1) share arising from the exercise of stock acquisition rights

Fractions of less than one (1) share in the number of shares to be granted to Stock Acquisition Right Holders who exercised stock acquisition rights shall be rounded down.

(11) Other terms and conditions of exercising stock acquisition rights

1) Partial execution of each stock acquisition rights is not allowed.

2) A person granted the stock acquisition rights may exercise its rights only within ten (10) days from the day following the day the person loses his or her position as a Director or Executive Officer of the Company, except for losing his or her position by passing away. However, this does not apply if his or her legal heir who inherits the stock acquisition rights as described in the following paragraph 3) exercises the rights.

3) If a person granted the stock acquisition rights passes away, only one of his or her legal heir is permitted to inherit the granted stock acquisition rights (hereinafter referred as "Grantee"), The Grantee can exercise only within six (6) months after inheriting the new shares acquisition rights. If the Grantee passes away, the stock acquisition rights cannot be passed on to the legal heir of the Grantee.

4) The Share Purchase Warrants shall not be transferred to third-party, offered for pledge or disposed of in any other way.

5) Matters concerning other conditions for the exercise of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors when the terms and conditions of offering of stock acquisition rights are determined.

(12) Method for calculating the amount to be paid upon allocation of stock acquisition rights

The amount to be paid upon allocation of each stock acquisition rights shall be the option price per share calculated based on the following figures from 2) to 7) according to the formula of the Black-Scholes model, multiplied by the Number of Shares Granted, with fractions of less than one (1)  yen being rounded up to the nearest yen.

To access the Black-Scholes model, please click here: http://media.globenewswire.com/cache/9792/file/27203.pdf

1) Option price per share (C)

2) Share price (S): the closing price (base price for the next trading day when there is no closing price) of the common stock of the Company in regular trading on the Tokyo Stock Exchange on July 10, 2014

3) Exercise price (X): one (1) yen

4) Expected remaining period (T): 15 years

5) Volatility (σ): volatility of share price computed based on the closing price of the common stock of the Company in regular trading for the last trading date of each week between December 2, 2005 to July 10, 2014.

6) Risk-free interest rate (r): The interest rate on super-long-term Japanese government bonds with remaining years corresponding to the expected remaining period.

7) Dividend yield (q): Dividend per share (amount of dividend per share paid for the fiscal year ended March, 2014) divided by the share price as set forth in 2) above.

8) Cumulative distribution function of the standard normal distribution (N(･))

The option price to be calculated as described above is a fair value of the stock acquisition rights. Accordingly, the issuance of the stock acquisition rights is not an issuance of shares with favorable terms. The monetary remuneration claims of the person who will be allotted the stock acquisition rights against the Company and their obligations to pay for the allotment of the stock acquisition rights will be offset.

(13) Date of allotment of the stock acquisition rights
July 10, 2014

(14) Date of payment of consideration in exchange of the stock acquisition rights
July 10, 2014

(15) Persons to be allotted stock acquisition rights, number of persons, and number of stock acquisition rights to be allotted

Directors (excluding Part-time and Outside Directors) of IIJ	7 Directors	129 rights
Executive Officers of IIJ	10 Executive Officers	60 rights

(16) Details in case of issuance of stock acquisition rights certificates

There will be no issuance of stock acquisition rights certificates.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, the company has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: IIJ Investor Relations
         Tel: +81-3-5259-6500  E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir